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                              April 8, 2024

       Michael Randolfi
       Chief Financial Officer
       Sabre Corporation
       3150 Sabre Drive
       Southlake, TX 76092

                                                        Re: Sabre Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 15,
2024
                                                            File No. 001-36422

       Dear Michael Randolfi:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Note 19. Segment Information, page 95

   1.                                                   Please disclose
revenues from external customers by reportable segment pursuant to ASC
                                                        280-10-50-22.
   2. We note that Corporate does not appear to be a reportable segment and should be excluded from your
reportable segment total disclosed under    Adjusted Operating Income
                                                        (Loss)    in the table
on page 96. Accordingly, please revise your presentation of your reportable segments
measure of profit or loss and the accompanying reconciliation to comply with ASC
280-10-50-30(b). In this regard, the required reconciliation should begin with your
reportable segments    measures of profit or loss (excluding Corporate) and
                                                        be reconciled to your
consolidated income before income taxes. Allocations and other adjustments (including
Corporate) should be made after your total reportable segments'
                                                        measure of profit or
loss. See also ASC 280-10-55-49.
   3.                                                   Refer to your
presentation of your reportable segments    measure of profit or loss. In light
                                                        of the adjustment to
eliminate intersegment revenue, it is unclear why you do not have an
 Michael Randolfi
Sabre Corporation
April 8, 2024
Page 2
         adjustment to eliminate intersegment profits. Please revise or advise us.
4. Please delete the reconciliation of Operating income (loss) to the non-GAAP measure
         "Adjusted Operating Income (Loss)," appearing on page 96 of your GAAP financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Randolfi                             Sincerely,
Comapany NameSabre Corporation
                                                               Division of
Corporation Finance
April 8, 2024 Page 2                                           Office of
Technology
FirstName LastName